Exhibit 99.2

Draft ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

2 October 2014

PROPOSED ACQUISITION OF IMMUTEP

Highlights

•	Prima to acquire French biopharmaceutical company Immutep SA for up to US$28M

•	Expands presence in the rapidly growing immuno-oncology industry

•	Diversifies product pipeline and provides partnerships with global pharma companies

•	Potential revenue streams through milestone payments and licensing agreements

•	Up to US$37.4M funding from US institutional investor Bergen

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”) announces that it has reached an agreement to acquire Immutep SA (“Immutep”), a late stage privately owned biopharmaceutical company in the rapidly growing field of immuno-oncology (“Acquisition”). Prima will pay consideration of up to approximately US$28 M through a combination of cash, shares and warrants subject to the achievement of certain performance milestones. The transaction is to be funded via an investment agreement with Bergen Global Opportunity Fund, LP (“Bergen”).

Immutep has been developing a number of complementary types of cancer immunotherapies based on its patented Lymphocyte Activation Gene 3 (LAG-3) technology. Its lead product IMP321 has been tested in various clinical trials to date, both alone and in combination with other therapies. Immutep holds the world-wide rights (ex China and Taiwan) to commercialise IMP321. This includes trials in chemo-immunotherapy, a combination of immunotherapy and chemotherapy which significantly enhances patients’ immune response to cancers.

Lucy Turnbull, Chair of Prima BioMed, said: “This is the most significant announcement in Prima’s history. It is the result of a long and diligent search process led by new Chief Executive Marc Voigt as part of our business development program. It considerably strengthens our position in immuno-oncology, which is forecast to grow to a US$35B industry by 20231.

“It significantly expands our clinical development product portfolio to other categories of immunotherapies beyond cancer vaccines, which includes our current lead product CVac. It also provides us with partnerships with several of the world’s largest pharmaceutical companies,” she said.

[1]	Citi Research, 22 May 2013 – “Immunotherapy – The Beginning of the End”

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au  ABN: 90 009 237 889

Immutep’s development partnerships, which will provide future milestone payments and royalties to Prima, include:

•

IMP321: a Phase II chemo-immunotherapy trial combining IMP321 with first line chemotherapy for metastatic breast cancer (“MBC”) in partnership with Chinese pharma company Eddingpharm. Eddingpharm has exclusively sub-licensed IMP321 for development in China, Hong Kong, Macau and Taiwan and this could result in undisclosed milestone payments and royalties. Prima will take over responsibility for the development of IMP321 in the rest of the world;

•	IMP731: a Phase I clinical trial program in auto-immune diseases in partnership with GlaxoSmithKline (“GSK”) with potential milestone payments of up to approx. US$100m and additional royalties;

•	IMP701: an immune checkpoint blocker pre-clinical program in cancer immunotherapy partnered with CoStim (Novartis). Financial details are undisclosed but include milestone payments and royalties.

In addition, Immutep currently generates modest revenues from commercial sales of LAG-3 research reagents.

The completed Phase II trial of IMP321 in MBC demonstrated a doubling of the tumour response rate in 30 patients treated with chemo-immunotherapy versus chemotherapy alone. Planning for a new Phase II clinical trial program with IMP321 in chemo-immunotherapy or in other combinations will commence following completion of the transaction.

Marc Voigt, Chief Executive of Prima, said: “This presents a major opportunity to grow and strengthen the Company. It provides Prima with a diverse pipeline of early- and mid-stage development candidates and the opportunity to develop other pre-clinical candidates. This is based on a technology which has been endorsed by several major pharmaceutical companies. Through strategic partnerships with these companies we also now have potential near term and future revenue streams with no development cost to Prima.

“Through this transaction, combining experience of personalised cancer therapy at Prima Biomed with the immunotherapy innovation and expertise of novel cancer targets at Immutep, Prima steps to the forefront of cancer immunotherapy development, including mono-therapy and combined approaches. This is a very exciting prospect,” he said.

Immutep has a R&D laboratory outside Paris, France where additional research projects for its LAG-3 technology are being explored. Immutep has 11 patent families covering its technology which are all exclusively licensed or owned, with one jointly owned with the Institut National de la Santé et de la Recherche Médicale (“INSERM”), a major French public health research organisation.

John Hawken, Chief Executive of Immutep said: “I have every confidence in the Prima team and it gives me great personal satisfaction to hand over Immutep to Marc and his colleagues.”

Immutep’s founder and Scientific and Medical Director, Professor Frédéric Triebel will join Prima as its Chief Scientific Officer, along with his scientific team, to oversee the LAG-3 development program and to advise on the ongoing development of CVac. Professor Triebel, an eminent scientist in cancer immunotherapy, originally developed the LAG-3 technology in collaboration with the Institut Gustave Roussy (IGR), one of the world’s leading cancer-research institutes based in Paris, and Merck Serono. He was Professor of Immunology at Paris University and a Director of an INSERM Research Unit from 1991-1996 prior to founding Immutep in 2001.

Commenting on the transaction, Prof. Triebel said: “The team is very excited about joining Prima. We believe that the combination of therapies targeting different tumour escape mechanisms is about to change the way we treat a complex disease such as cancer. In immuno-oncology combination is key.”

Acquisition funding

The total consideration of up to approximately US$28 M will be funded with:

•	up to US$18 M in cash, partly based on the achievement of key milestones;

•	the issue of Prima Ordinary Shares totalling approximately US$3 M and based on a VWAP calculation; and

•	the issue of 200 M warrants equating to a consideration value of approximately US$7 M.

In order to fund the acquisition and provide ongoing working capital, Prima has secured an investment agreement with Bergen Global Opportunity Fund, LP (“Bergen”), a New York institutional investor managed by Bergen Asset Management for up to US$37.4 M over a 24-month period (the “Funding”). Details of the Funding are set out in a separate announcement lodged with the ASX simultaneously with this announcement.

The Acquisition is conditional on obtaining shareholder approval at the Company’s AGM for an increase in its share placement capacity in order to fund the Acquisition.

About Immunotherapy and LAG-3/IMP321

Immunotherapy is a process whereby a disease such as cancer is treated by either activating or suppressing components of the immune system to generate a response. LAG-3, or Lymphocyte Activation Gene 3, is able to stimulate and in other cases inhibit an immune response, through involvement in a number of immune pathways.

Immutep’s lead product IMP321 (a LAG-3Ig fusion protein) works by binding to a receptor on antigen presenting cells (APC’s) such as dendritic cells to activate them. The APC’s are important for showing cancer antigens to T cells and activating them to destroy cancer cells. IMP321 is a first-in-class APC activator.

Immutep’s other products include IMP701, an antagonist antibody that acts to stimulate T cell proliferation in cancer patients, licensed to CoStim (Novartis) and IMP731, a depleting antibody that removes T cells involved in autoimmunity, licensed to GSK. In addition, there is the potential for a number of other products coming out of the company’s research efforts.

Details for a conference call to discuss the acquisition of Immutep will be announced in the coming days.

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials. www.primabiomed.com.au

For further information please contact:

USA Investor/Media:

Adam Holdsworth, ProActive Capital

+1 (646) 862 4607; adamh@proactivecapital.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de